gary b. wolff, p.c.                                             805 Third Avenue
   Counselor At Law                                           Twenty First Floor
                                                        New York, New York 10022
                                                        Telephone:  212-644-6446
                                                        Facsimile:  212-644-6498
                                                  E-Mail:  wolffpc@attglobal.net

February 2, 2005



Via Federal Express

Barbara C. Jacobs
Assistant Director
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070

Dear Ms. Jacobs:

Enclosed is Amendment One to the above Registration Statement. The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in ABC's business. The paragraph numbers below correspond to the numbered comments in your January 6, 2005 letter of comment.

General

1. The delaying amendment has been placed on the facing page of the Registration Statement following the fee calculation and the note thereto. Our hard copy to the initial filing had the delaying amendment in the proper place and, evidently when EDGARIZED, was placed on the wrong page.

2. We have disclosed that all outstanding shares were issued at $.001 per share and further indicated the reasons therefore.

gary b. wolff, p.c.
  Counselor At Law

February 2, 2005
Page 2

Barbara C. Jacobs
Assistant Director

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070


3. ABC believes that being a public entity will provide it with additional credibility in its marketplace as well as permit it to have a greater opportunity to compensate employees and consultants with non-cash consideration (a stock-based compensation strategy for attracting employees) thereby improving cash flow. Additional considerations involve potential for liquidity, publicity and/or visibility through both mandated '34 Act SEC filings and press releases, if and when applicable. Furthermore, if and when ABC's common stock is sufficiently liquid, founders may have an exit strategy, through their public sale of a portion of their equity interest (thereby increasing their personal net worth) or alternatively, a portion of their equity may be utilized as collateral to secure loans. The above are considerations only, none of which have been implemented, except for adoption of ABC's 2004 Non-Statutory Stock Option Plan heretofore filed as Exhibit 10.1.

4. The requested clarification has been made.

5. vFinance Investments, Inc. has agreed to file a Rule 211 application with the NASD in order to obtain a symbol for trading. No other discussions have been held to date with any other OTCBB market makers.

6. By virtue of the fact that a majority of all shareholders are Utah residents, we intend to attempt to meet Utah's "Blue Sky" requirements. Additionally, the Issuer intends to apply for listing in Mergent, Inc. which, once published, will provide ABC with "manual" exemptions in approximately 35 states, which states include Utah. See CCH Blue Sky Law Desk Reference at Section 6301 entitled "Standard Manuals Exemptions".

         Additionally, Section 4(1) of the '33 Act provides an exemption for secondary trading for '34 Act reporting companies. See also Section 18 of the '33 Act entitled "Exemption from State Regulation of Securities Offerings" and in particular, that part thereof which reads "Scope of exemption...Except as otherwise provided in this section, no law, rule, regulation, or order, or other administrative action of any State or any political subdivision thereof -- requiring, or with respect to, registration or qualification of securities, or registration or qualification of securities transactions, shall directly or indirectly apply to a security that -- is a covered security"

7. The corrected documents are filed as Exhibits. The execution line on the Articles of Incorporation and certification line on the By-Laws have both been corrected. It appears that whomever prepared these documents in Utah, inadvertently made these errors. Neither of ABC's officers or directors is an officer, director or stockholder of Innocap, Inc.

gary b. wolff, p.c.
  Counselor At Law

February 2, 2005
Page 3

Barbara C. Jacobs
Assistant Director

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070

Risk Factors

8. We have added Risk Factor number 18 to disclose the penny stock risk.

9. We have revised Risk Factor number 2 to discuss the going concern risk.

10.We have added a paragraph describing our recent marketing efforts in the Management's Discussion and Analysis or Plan of Operation section as well as to Risk Factor 2.

11.We have revised the captions to Risk Factors 9 and 10 to more clearly describe the risk involved in each case.

12.We have edited the caption to Risk Factor 15 to more clearly describe the risk involved.

Selling Stockholders

13. Selling Stockholders were known by Messrs. Barson and/or Brown as indicated in attached Exhibit A, which also indicates whether individuals are sophisticated or accredited.

Management's Discussion and Analysis or Plan of Operation, 2004 Compared to 2003

14. We have disclosed that we believe that the second of the factors described, impacted us more severely than the first, although there is no way for us to quantify the impact of each individually.

Liquidity

15. We have clarified the disclosure regarding issuing non-cash consideration.


16. We have revised, as necessary, so as to: (i) correctly indicate ongoing expenses approximating $25,000 not $75,000; (ii) ABC President's obligation to pay these expenses to the extent that revenues are insufficient to cover them (see Exhibit 10.3); and (iii) indicated method of accounting controls and ABC President's ability to handle same at current level of activity. Based upon these revisions, we do not feel that an additional risk factor is necessary.

gary b. wolff, p.c.
  Counselor At Law

February 2, 2005
Page 4

Barbara C. Jacobs
Assistant Director

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070

17. An amended Exhibit 10.2a is filed herewith.

Business

18. We have clarified our description of the business since its inception.

19. We have indicated that substantially all of our business is in Utah because our limited financial resources preclude us from operating elsewhere at this time.

Directors, Executive Officer, Promoters and Control Persons

20. All origination fees paid to Mr. Barson are reflected as salary.

Accounting, Financial Statements

21. The report of our independent registered accountant includes a fourth paragraph expressing uncertainty about our ability to continue as a going concern. They have also added a Note 3 entitled "Going Concern".

General

22. We have provided an updated auditors consent. Unaudited September 30, 2004 stub period financials are good until February 14, 2005 and we ask your assistance and cooperation in concluding this matter prior to such date.

Exhibits

23. As per our January 26, 2005 telephone conversation, we are not amending our legal opinion and are refilling same as Exhibit 23.2a.

gary b. wolff, p.c.
  Counselor At Law

February 2, 2005
Page 5

Barbara C. Jacobs
Assistant Director

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070



If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,



Gary B. Wolff
GBW:hk
Enclosures

cc:      ABC Funding, Inc.
         Sherb & Co., LLP